AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1998.
                                               REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                        NIAGARA MOHAWK POWER CORPORATION
             (Exact name of registrant as specified in its charter)

            NEW YORK                                        15-0265555
  (State or Other Jurisdiction of                        (I.R.S. Employer
  Incorporation or Organization)                       Identification Number)

                             ----------------------

                             300 ERIE BOULEVARD WEST
                            SYRACUSE, NEW YORK 13202
                                 (315) 474-1511
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                               WILLIAM F. EDWARDS
                        NIAGARA MOHAWK POWER CORPORATION
                             SENIOR VICE PRESIDENT &
                             CHIEF FINANCIAL OFFICER
                             300 ERIE BOULEVARD WEST
                            SYRACUSE, NEW YORK 13202
                                 (315) 474-1511
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                            JANET T. GELDZAHLER, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: _________
    FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                      AS DETERMINED BY MARKET CONDITIONS.

                               ------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities registration statement number of the earlier effective registration statement for the same offering. [_] __________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ------------------

                                                  CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                              AMOUNT          PROPOSED MAXIMUM      PROPOSED MAXIMUM          AMOUNT
           TITLE OF EACH CLASS                 TO BE           OFFERING PRICE          AGGREGATE                OF
     OF SECURITIES TO BE REGISTERED         REGISTERED            PER UNIT(1)       OFFERING PRICE(1)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per          23,000,000 shares     $12.013125          $276,718,750.00         $81,632.03
share
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the Registrant's Common Stock reported on the New York Stock Exchange on May 27, 1998.

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                    SUBJECT TO COMPLETION DATED JUNE 3, 1998

                                23,000,000 SHARES
                        NIAGARA MOHAWK POWER CORPORATION

                     COMMON STOCK PAR VALUE $1.00 PER SHARE

                           ---------------------------


     All of the 23,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), of Niagara Mohawk Power Corporation, a New York corporation (the "Company"), being offered hereby are being sold by the shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds of the sale of shares by the Selling Shareholders. See "Selling Shareholders."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS PRIOR TO ANY INVESTMENT IN THE SHARES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------


     No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in or incorporated by reference into this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Underwriters or any other person. This Prospectus does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any security other than the shares offered hereby, an offer to sell or a solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained in this Prospectus is correct as of any time subsequent to the date hereof.

                                   -----------

                                TABLE OF CONTENTS


                                                                            Page

Prospectus Summary..................................................           3
The Company.........................................................           3
Risk Factors........................................................           6
Dividend Policy.....................................................          10
The MRA and the PowerChoice Agreement...............................          11
The Share Exchange..................................................          15
Selling Shareholders................................................          16

Plan of Distribution................................................          18
Validity of the Shares..............................................          20
Experts.............................................................          20
Available Information...............................................          20
Incorporation of Certain Documents by Reference.....................          21
Glossary of Certain Electricity, Natural Gas and Accounting Terms...          22




                                  June 3, 1998

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere (or incorporated by reference) in this Prospectus. Each prospective investor is encouraged to read this Prospectus and the documents incorporated by reference herein and therein in their entirety. See "Glossary of Certain Electricity, Natural Gas and Accounting Terms" appearing as Appendix A for definitions of certain terms used in this Prospectus.


                                   THE COMPANY

     Niagara Mohawk Power Corporation (the "Company") is engaged in the generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. The Company provides electric service to its customers in areas of central, northern and western New York having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy. The Company sells, distributes and transports natural gas in areas of central, northern and eastern New York contained within the Company's electric service territory having a total population of approximately 1.7 million. The Company owns or has a significant ownership interest in seven principal fossil and nuclear electric generating facilities and a total capacity of approximately 5,299 megawatts ("MW") of electricity.

     In 1997, the Company entered into two related agreements that it believes will significantly improve its financial outlook, namely the PowerChoice Settlement Agreement dated October 10, 1997 (as modified by the PSC Order (as defined), the "PowerChoice Agreement") and the Master Restructuring Agreement dated July 9, 1997, as amended (the "MRA"). Pursuant to the PowerChoice Agreement, the Company and the New York State Public Service Commission (the "PSC"), which regulates utilities in the State of New York, have agreed to a five-year rate plan and the Company has agreed to divest its fossil and hydro generating facilities (the "Genco Divestiture"), representing 4,217 MW of capacity and approximately $1.1 billion of net book value. The PSC issued a written order approving the PowerChoice Agreement and the MRA on March 20, 1998 (the "PSC Order"). The Company currently intends to use the proceeds from any Genco Divestiture to reduce indebtedness. Pursuant to the MRA, the Company and 14 independent power producers ("IPPs", and such 14 IPPs, the "IPP Parties") have agreed to terminate, restate or amend 27 power purchase agreements ("PPAs") between the Company and such IPPs in exchange for $3.6 billion in cash and approximately 42.9 million shares of the Company's Common Stock. The Selling Shareholders are IPP Parties. The closing of the MRA is presently scheduled for June 30, 1998. The Company intends to fund its cash obligations under the MRA through the sale of $3.45 billion principal amount of senior unsecured debt (the "Debt Offering"). In addition, the Company presently plans to sell a portion of the 42.9 million shares of Common Stock to the public (the "Equity Offering", and together with the Debt Offering, the "MRA Financing"), and deliver the proceeds thereof to the IPP Parties. The remainder of the shares to be received by the IPP Parties are being offered hereby. See "The MRA and the PowerChoice Agreement."

     For the twelve months ended March 31, 1998, the Company derived approximately 84.5% of its revenues from the sale and transmission of electricity and 15.5% of its revenues from the sale, distribution and transportation of natural gas. During such period, the Company had revenues, EBITDA, interest charges and net income of approximately $3.9 billion, $859.7 million, $272.0 million, and $100.7 million, respectively. After giving pro forma effect to the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, the Company would have had revenues, EBITDA, interest charges and net loss of approximately $3.8 billion, $1.3 billion, $505.5 million, and $(27.9) million, respectively. "EBITDA" represents earnings before interest charges, interest income, income taxes, depreciation and amortization, non-cash regulatory deferrals and other amortizations, and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Pro Forma Condensed Statements of Income and the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus. See "The MRA and the PowerChoice Agreement" and the "Pro Forma Condensed Financial Statements" set forth herein.

     The Company's principal executive offices are located at 300 Erie Boulevard West, Syracuse, New York 13202, and its telephone number is (315) 474-1511.

BACKGROUND OF THE MRA

     The Company entered into the PPAs that are subject to the MRA because it was required to do so under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which was intended to provide incentives for businesses to create alternative energy sources. Under PURPA, the Company was required to purchase electricity generated by qualifying facilities of IPPs at prices that were not expected to exceed the cost that otherwise would have been incurred by the Company in generating its own electricity, or in purchasing it from other sources (known as "avoided costs"). While PURPA was a federal initiative, each state retained certain delegated authority over how PURPA would be implemented within its borders. In its implementation of PURPA, the State of New York passed the "Six-Cent Law," establishing 6(cent) per kilowatt hour ("Kwh") as the floor on avoided costs for projects less than 80 MW in size. The Six-Cent Law remained in place until it was amended in 1992 to deny the benefit of the statute to any future PPAs. The avoided cost determinations under PURPA were periodically increased by the PSC during this period. PURPA and the Six-Cent Law, in combination with other factors, attracted large numbers of IPPs to New York State, and, in particular, to the Company's service territory, due to the area's existing energy infrastructure and availability of cogeneration hosts. The pricing terms of substantially all of the PPAs that the Company entered into in compliance with PURPA and the Six-Cent Law or other New York laws were based, at the option of the IPP, either on administratively determined avoided costs or minimum prices, both of which have consistently been materially higher than the wholesale market prices for electricity.

     Since PURPA and the Six-Cent Law were passed, the Company has been required to purchase electricity from IPPs in quantities in excess of its own demand and at prices in excess of those available to the Company by internal generation or for purchase in the wholesale market. In fact, by 1991 the Company was facing a potential obligation to purchase power from IPPs substantially in excess of its peak demand of 6,093 MW. As a result, the Company's competitive position and financial performance have deteriorated and the price of electricity paid per Kwh by its customers has risen significantly above the national average.
Accordingly, in 1991 the Company initiated a parallel strategy of negotiating individual PPA buyouts, cancellations and renegotiations, and of pursuing regulatory and legislative support and litigation to mitigate the Company's obligation under the PPAs. By mid-1996, this strategy had resulted in reducing the Company's obligations to purchase power under its PPA portfolio to approximately 2,700 MW. Notwithstanding this reduction in capacity, over the same time period, the payments made to the IPPs in respect of their PPAs rose from approximately $200 million in 1990 to approximately $1.1 billion in 1997 as independent power facilities from which the Company was obligated to purchase electricity commenced operations. The Company estimates that absent the MRA, payments made to the IPPs pursuant to PPAs would continue to escalate by approximately $50 million per year until 2002.

     Recognizing the competitive trends in the electric utility industry and the impracticability of remedying the situation through a series of customer rate increases, in mid-1996, the Company began comprehensive negotiations to terminate, amend or restate a substantial portion of above-market PPAs in an effort to mitigate the escalating cost of these PPAs as well as to prepare the Company for a more competitive environment. These negotiations led to the MRA and the PowerChoice Agreement. See "The MRA and the PowerChoice Agreement."

BUSINESS STRATEGY

     In New York State, where the Company's principal assets are located, the PSC has established guidelines and goals for the development of a competitive electricity market through the Competitive Opportunities Proceeding. The PSC's stated goals include (i) lowering customer rates; (ii) increasing customer choice; (iii) maintaining reliability of service; (iv) continuing environmental and public policy programs; (v) mitigating concerns about market power; and (vi) continuing customer protections and the obligation to serve. In addition, the PSC has stated that electric utilities may recover stranded costs from customers through a non-bypassable "wires" charge, known as a Competitive Transition Charge ("CTC"), to be collected by electric distribution companies. Stranded costs are utility costs that cannot be fully recovered from customers in rates established in a competitive market. However, the PSC also cautioned that a careful balancing of customer and electric utility interests and expectations is necessary, and that the level of stranded cost recovery will ultimately depend on the particular circumstances of each electric utility. Six of the seven investor-owned electric utilities in New York State have had major restructuring proposals approved, including the Company's PowerChoice Agreement.

     Management believes that the MRA and the PowerChoice Agreement provide the Company with financial stability and create an improved platform from which to build value. The primary objective of the MRA is to convert a large and growing off-balance sheet payment obligation that threatens the financial viability of the Company into a fixed and manageable capital obligation. Accordingly, the Company believes that the lower contractual obligations resulting from the MRA will significantly improve cash flow which can be dedicated to reduce indebtedness incurred to fund the MRA. With the PowerChoice Agreement, the Company has established lower prices for its industrial, commercial and residential electric customers for a period of three years and reasonable certainty of prices for the two years thereafter. The MRA also facilitates the creation of a competitive electricity supply market in the Company's service territory.

     In the near term, the Company believes the greatest opportunity for improving the cash flow and financial condition of the Company will come from focusing on the regulated electric transmission, distribution, nuclear and gas operations. The Company will continue to emphasize operational excellence and seek to improve margins through cost reductions. In addition, the Company intends to pursue low risk unregulated business opportunities. Pursuant to the PowerChoice Agreement, the Company has a one-year window in which to form a holding company that, if formed, would enhance the Company's ability to explore unregulated business opportunities to foster longer-term strategic growth. The Company is seeking approval from its shareholders to establish a holding company structure through a share exchange (the "Share Exchange"), in which present shareholders of the Company would exchange their shares of the Company's Common Stock on a share-for-share basis for shares of such holding company (such holding Company referred to herein as "Holdings"). The implementation of a holding company structure, if approved by the Company's shareholders, would only occur following various regulatory approvals and is not anticipated to occur prior to the first quarter of 1999. See "The Share Exchange".

                                  RISK FACTORS

     This Prospectus contains or incorporates by reference statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the Company's future financial condition, results of operations, cash flows, financing plans, business strategy, projected costs and capital expenditures, operations under the MRA and the PowerChoice Agreement and words such as "anticipate," "estimate," "expect," "project," "intend," and similar expressions are intended to identify forward-looking statements. Such statements appear in this Prospectus under the captions "Prospectus Summary," "Risk Factors," and "The MRA and the PowerChoice Agreement." Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by the Company's management which, although believed by the Company's management to be reasonable, are inherently uncertain. Investors are cautioned that such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward-looking statements as a result of various factors, including the factors described below.

EFFECT OF MRA AND POWERCHOICE ON THE COMPANY'S REPORTED EARNINGS

     The Company's reported net income will be significantly depressed in the future as compared to historical results because of the effects of the MRA and the PowerChoice Agreement. Pursuant to the rate reductions under PowerChoice, the Company's electric revenues will be reduced by approximately $111.8 million to be phased in over three years. In addition, the compensation paid to the IPP Parties in the form of cash and Common Stock will be capitalized and carried on the Company's books as a regulatory asset in an amount of approximately $4.0 billion (the "MRA Regulatory Asset"). This asset will be amortized generally over ten years and will substantially reduce the Company's reported earnings. Finally, the estimated additional interest charges and amortization of debt issuance costs associated with the Debt Offering will increase the Company's future interest expense and correspondingly reduce earnings. The impact of reduced revenues under the PowerChoice Agreement, the MRA Regulatory Asset and the increased interest expense related to the Debt Offering will be partially offset by the benefit to the Company of the decreased cost of electricity purchased from the IPPs. On a pro forma basis, as a result of the above adjustments, the Company's net income (loss) will be reduced by $127.6 million and $128.6 million for the year ended December 31, 1997 and the twelve months ended March 31, 1998, respectively, to $55.7 million and $(27.9) million, respectively, for such periods. On a historical basis, the Company reported net income of $183.3 million and $100.7 million, respectively, for such periods. The foregoing may adversely affect the market for the Common Stock and the prices at which it may trade.

SUBSTANTIAL LEVERAGE AND LIMITED FINANCIAL FLEXIBILITY

     Following consummation of the MRA and the Debt Offering, the Company will have substantial leverage and significant debt service obligations. As of March 31, 1998, on a pro forma basis after giving effect to the consummation of the MRA and the Debt Offering, the Company would have had outstanding approximately $6.8 billion of senior indebtedness, consisting primarily of $2.8 billion of First Mortgage Bonds, which are secured by a lien on substantially all of the Company's utility property, $529.0 million of borrowings under the Company's senior bank facility, which are secured with First Mortgage Bonds, $20.0 million of unsecured medium term notes and $3.272 billion of senior unsecured notes (the "Notes"). The Company also will have available additional borrowings of $275.0 million under its senior bank facility and, under the financial covenants set forth in the indenture governing the Notes, will have the ability to incur additional indebtedness, up to certain limitations. See "The MRA and the PowerChoice Agreement."

     The  degree  to  which  the  Company  is  leveraged  could  have  important consequences to holders of the Common Stock, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes will be limited in the future; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; and
(iii) the Company's substantial leverage may place the Company at a competitive disadvantage, hinder its ability to adjust rapidly to changing market conditions and make it more vulnerable in the event of a downturn in general economic conditions or its business.

EFFECT OF DECREASED SALES TO CUSTOMERS

     Under the PowerChoice Agreement, the Company has established rates intended to create sufficient cash flow to at least cover its operating expenses, satisfy its fixed obligations, and recover allowable stranded costs. The Company's rate design is based on estimates of future electricity usage and the number of customers connected to the Company's distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in the Company's service area could result in lower sales due to the relocation of customers. Because of the relatively high cost of the Company's electricity, customers could seek to bypass the Company's distribution system through self-generation or the replacement of the Company with a municipal or other utility. While the PowerChoice Agreement requires the payment of an exit fee or access charge in these circumstances (except with respect to customers who had made substantial investment in on-site generation as of October 10, 1997), the affected customers and competitors may challenge the Company's right to collect these fees, or the appropriate level of these fees. There can be no assurance that the Company would prevail in any such proceeding. If revenues are significantly lower than those anticipated in its rate design, the Company's profitability could be materially adversely affected.

REGULATORY MATTERS

     Following implementation of the PowerChoice Agreement, the Company will remain subject to extensive regulation by the PSC. While the most material aspects of the Company's rate structure for the next five years are established in the PowerChoice Agreement, under certain circumstances, the PSC could initiate proceedings to reduce rates. Conversely, the PSC is likely to continue to assess competitive consequences in considering future rate increases even in the event that the Company experiences revenue shortfalls or increased expenses. In addition, many aspects of the Company's operations, including its electric transmission and distribution systems, the operation and maintenance of its nuclear facilities, its gas distribution operations and the issuance of securities, will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to the Company could adversely affect the Company's business and financial condition. Further, uncertainty exists regarding the ultimate impact on the Company as the electric industry is further deregulated and electricity suppliers gain open access to the Company's retail customers.

         PSC procedures governing the approval of the PowerChoice Agreement provide various parties the right to appeal such approval by giving notice of their intention to do so within 120 days of the date on which approval is received. Such an appeal may be based on the failure of the record to show a reasonable basis for the terms of the PowerChoice Agreement and may result in an amendment of the record to correct such failure, in renegotiation of such terms or in renegotiation of the PowerChoice Agreement as a whole. There can be no assurance that, if appealed, the approval of the PowerChoice Agreement will be upheld or that such appeal will not result in terms substantially less favorable to the Company than those described herein. In addition, certain parties have petitioned the PSC for a rehearing of its order approving the PowerChoice Agreement and filed an action seeking to enjoin the implementation of the PowerChoice Agreement, the MRA and the Company's contemplated Genco Divestiture on the grounds that the PSC failed to comply with the provisions of the New York State Environmental Quality Review Act. On April 20, 1998, the application for a temporary restraining order was denied, and on May 22, 1998, the injunction was denied and the petition was dismissed, which decision is appealable. Suspension of the PowerChoice Agreement or renegotiation of its material terms could have a material adverse effect on the Company's results of operations.

RESTRICTIONS ON THE ABILITY TO PAY DIVIDENDS

     The Company's Board of Directors omitted the Common Stock dividend beginning in 1996 in order to stabilize the Company's financial condition and to provide additional cash to service its fixed obligations. The Company expects to dedicate a substantial portion of its future cash flow to reduce the indebtedness incurred in connection with the MRA, which will reduce the amount of cash available to pay dividends on the Common Stock. In addition, the PowerChoice Agreement, as well as the indenture governing the Notes and the Company's senior bank facility, significantly limit the amount that the Company is permitted to pay in dividends on its Common Stock and Preferred Stock. In light of the foregoing, there can be no assurance that the Company will be in a position to pay dividends on the Common Stock in the near future and, if such dividends are paid, their amount may be limited based on the Board's evaluation of the Company's financial condition, business conditions and other factors at the time.

FEDERAL INCOME TAX IMPLICATIONS OF MRA TO THE COMPANY

     The Company has requested rulings from the Internal Revenue Service to the effect that the amount paid to the IPP Parties who are terminating their PPAs upon closing of the MRA will be currently deductible and generate a substantial net operating loss ("NOL"). No assurance can be given that favorable rulings will be issued. If favorable rulings are not received, and the Company's claimed current deductions are challenged on audit and not ultimately sustained, the amount of tax refunds generated from the NOL carryback, and thus the amount of cash available to provide operating capital and service the Company's obligations following consummation of the MRA, would be reduced. While any disallowed deductions would ultimately be allowable in future years, and would likely create, or increase the amount of NOLs available to offset tax liabilities in future years, cash flow would be adversely affected in the near term.

     The Company's ability to utilize the NOL generated as a result of the MRA could be substantially limited under the rules of section 382 of the Internal Revenue Code (the "Code") if certain changes in the Company's stock ownership were to occur following the consummation of the MRA. In general, the limitation is triggered by a more than 50% change in stock ownership during a 3-year testing period by shareholders who own, directly or indirectly, 5% or more of the Common Stock. For purposes of making the change in ownership computation, the IPP Parties who are issued Common Stock pursuant to the MRA and the purchasers in the Equity Offering will likely be considered separate 5% shareholder groups, with the result that a stock ownership change of up to 23% will be deemed to have occurred by reason of their collective acquisition of such stock. Thus, if the IPP Parties, the purchasers in the Equity Offering and any other 5% shareholders experience ownership increases totaling more than 27% during any 3-year testing period that includes the consummation date of the MRA, the 50% statutory threshold would be breached and the NOL limitation would apply. The rules for determining changes in stock ownership for purposes of section 382 are extremely complicated and in many respects uncertain. A stock ownership change could occur as a result of circumstances that are not within the control of the Company. If a more than 50% change in ownership were to occur, the Company's remaining usable NOL on a going forward basis would likely be significantly lower than the NOL amount which otherwise would be usable absent the limitation. Consequently, the Company's net cash position could be significantly lower as a result of tax liabilities which would otherwise be eliminated or reduced through unrestricted use of the NOL.

NUCLEAR FACILITY RISK

     Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. The Company's Nine Mile Point Nuclear Unit No. 1 ("Unit 1") nuclear facility is one of the oldest in operation, having commenced operations in 1969. In the event of an extended outage of either Unit 1 or Unit 2 at Nine Mile Point, the Company would be required to purchase power in the open market to replace the power normally produced by these facilities. Such purchases would subject the Company to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could have a material adverse effect on the Company's cash flow. Under the PowerChoice Agreement, the Company is not entitled to pass along these increased costs to customers in the form of higher electric rates. If either facility were to have problems with its physical condition or require significant capital expenditure, the Company would evaluate the economic justification of continuing to operate the facility. The prudence of the Company's decision to close a facility is subject to review by the PSC to determine whether the Company should be allowed to recover its incremental costs, including replacement power costs, which would likely be an amount significant to the Company.

ENVIRONMENTAL REGULATIONS

     The Company and its operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations and hazardous waste management. Compliance with these laws and regulations is an increasingly important factor in the Company's business. The Company is currently conducting a program to investigate and restore, as necessary to meet current environmental standards, certain properties associated with its former gas manufacturing process and other properties which the Company has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that the Company contributed. The Company has also been advised that various federal, state or local agencies believe certain properties require investigation and has prioritized the sites based on available information in order to enhance the management of investigation and remediation, if necessary. The Company is currently aware of 124 such sites with which it has been or may be associated, including 76 which are Company-owned. With respect to non-owned sites, the Company may be required to contribute some share of the remedial costs. The Company has denied any responsibility in certain of these sites and is contesting liability accordingly. Although in practice, remedial costs are often allocated among parties, one party can, as a matter of law, be held liable for all of the remedial costs at a site regardless of fault. The Company has accrued a liability in the amount of $220 million for remedial costs and the high end of the range of remedial costs is currently estimated by the Company to be approximately $650 million, including approximately $285 million in the unlikely event the Company is required to assume 100% responsibility at non-owned sites. The Company believes that it is probable that environmental compliance and remediation costs will continue to be recovered in its rates and the Company has recorded a regulatory asset for recovery of these costs. However, there can be no assurance that additional expenses associated with remedial costs or compliance with proposed and future environmental laws and regulations could not have a material adverse effect on the future operations and financial condition of the Company.

ACCOUNTING PRINCIPLES

     The Company continues to apply the accounting principles of SFAS No. 71 to its electric transmission and distribution, nuclear and gas operations, based on the terms of the PowerChoice Agreement. SFAS No. 71 permits a utility to defer certain costs for future recovery which would otherwise be charged to expense when authorized to do so by the relevant regulatory authorities. As of March 31, 1998, the Company had recorded $811.0 million of regulatory assets, net of regulatory liabilities, associated with the electric business. The deferral of the costs of the MRA by the PSC will cause the net regulatory assets to increase by approximately $4.0 billion. In the event that the Company determined, either as a result of lower than expected revenues or higher than expected costs, that its net regulatory assets were not in fact recoverable, it could no longer apply the principles of SFAS No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized net regulatory assets.


                                 DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock since 1996. The Company currently intends to retain future earnings to repay indebtedness and therefore, does not anticipate paying any cash dividends in the immediate future. The Company is limited in its ability to pay cash dividends in respect of its Common Stock pursuant to the PowerChoice Agreement, the indenture governing the Notes and the Company's senior bank facility. Any future determination to declare and pay dividends will be made by the Board of Directors after evaluating the Company's earnings, cash flow, financial position, capital requirements, contractual agreements, regulatory restrictions, competitive position, and such other factors as the Board of Directors deems relevant.

                      THE MRA AND THE POWERCHOICE AGREEMENT

     Overview

     On March 20, 1998, the Company received written approval from the PSC for the PowerChoice Agreement which establishes a five-year rate plan and incorporates the terms of the MRA. The key terms of the PowerChoice Agreement include: (i) a revenue reduction of $111.8 million (exclusive of reductions in the New York State Gross Receipts Tax) for all customer classes to be phased in over three years beginning upon the consummation of the MRA; (ii) a mechanism to cap prices to electric customers in years four and five of the five-year term;
(iii) an allowance for the Company to recover stranded costs (including the recoverable costs associated with the MRA); (iv) the permission to establish the MRA Regulatory Asset, reflecting the recoverable costs of the MRA which will be amortized generally over ten years; (v) an agreement by the Company to divest its fossil and hydro electric generating facilities within a defined time period and retain its nuclear generating facilities with a commitment to explore their divestiture at a later date; and (vi) an agreement by the Company to provide its retail electric customers with the option to choose their supplier of electricity by no later than December 1999.

     The MRA

     The closing of the MRA Financing is expected to occur concurrently with and is contingent upon the closing of the MRA. Pursuant to the MRA, the Company has reached an agreement with 14 IPPs to terminate, restate or amend 27 PPAs in exchange for approximately $3.6 billion of cash and approximately 42.9 million shares of Common Stock (representing approximately 23% of the Company's outstanding shares following such issuance). A portion of the 42.9 million shares of Common Stock is being issued in the Equity Offering and the net proceeds thereof will be paid to the IPP Parties. The remainder of the 42.9 million shares of Common Stock will be issued directly to the IPP Parties and are being offered hereby. The proceeds of the Debt Offering, together with cash on hand, will be used to fund the Company's cash obligation under the MRA. The principal effects of the MRA are to significantly reduce the Company's existing payment obligations under the PPAs, which consisted of approximately 2,700 MW of capacity in aggregate for all existing PPAs at March 31, 1998.

     The Company expects that the MRA will result in a significant improvement in cash flow resulting from the reduction in the payment obligation (both in nominal dollars and PPA duration) under the existing PPAs. The savings in annual energy payments will yield significant free cash flow that can be dedicated to the repayment of the Notes.

     Under the terms of the MRA, the Company's significant long-term and escalating IPP payment obligations will be restructured into a more manageable debt obligation and a portfolio of restated and amended PPAs with price and duration terms that the Company believes are more favorable than the existing PPAs. Under the MRA, 18 PPAs representing approximately 1,100 MW of electric generating capacity will be terminated completely, thus allowing this capacity to be replaced through the competitive market at market-based prices. The Company has no continuing obligation to purchase energy from the terminating IPPs. Also under the MRA, eight PPAs representing approximately 541 MW of capacity will be restated on economic terms and conditions which the Company believes are more favorable to it than the terms of the existing PPAs subject to the MRA. The restated PPAs will have shorter terms (ten years) and will be structured as financial swap contracts where the Company receives or makes payments to the IPP Parties based upon the differential between the contract price and a market reference price for electricity. The contract prices are fixed for the first two years changing to an indexed pricing formula thereafter. Contract quantities are fixed for the full ten year term of the contracts. The indexed pricing structure ensures that the price paid for energy and capacity will fluctuate relative to the underlying market cost of gas and general indices of inflation. Until such time as a competitive energy market structure becomes operational in the State of New York, the amended and restated contracts provide the IPP Parties with a put option for the physical delivery of energy. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shorter term (17 years) and a lower stream of fixed unit prices. The Company's expected future commitment under the restated and amended contracts ranges from approximately $210 million in the first year to $290 million in the tenth year.

     Against the Company's forecast of market energy prices, the amended and restated PPAs represent an expected above-market payment obligation. The Company believes, however, that its portfolio of amended and restated PPAs could provide it and its customers with a hedge against significant upward movement in market prices for electricity. The portfolio of amended and restated PPAs and market purchases contain terms that are more responsive than the existing PPAs to competitive market price changes.

     Upon consummation of the MRA, the IPP Parties are expected to own up to approximately 42.9 million shares of the Common Stock, representing approximately up to 23% of the Company's voting securities. Pursuant to the MRA, any IPP Party that receives 2% or more of the outstanding Common Stock and any designee of IPP Parties that receives more than 4.9% of the outstanding Common Stock upon the consummation of the MRA will, together with certain but not all affiliates (collectively, "2% Shareholders"), enter into certain shareholder
agreements  (the  "Shareholders  Agreements").   Pursuant  to  each  Shareholder
Agreement, the 2% Shareholders agree that for five years from the consummation of the MRA they will not acquire more than an additional 5% of the outstanding Common Stock (resulting in ownership in all cases of no more than 9.9%) or take any actions to attempt to acquire control of the Company, other than certain permitted actions in response to unsolicited actions by third parties. The 2% Shareholders generally vote their shares on a "pass-through" basis, in the same proportion as all shares held by other shareholders are voted, except that they may vote in their discretion (i) for extraordinary transactions and (ii) for directors when there is a pending proposal to acquire the Company. Purchasers of the shares offered hereby who are not affiliates of any 2% Shareholders will not be subject to the above described restrictions.

     Each of the IPP Parties has agreed, until 45 days after the closing of the Equity Offering, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or enter into any swap or similar arrangement with respect thereto, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, subject to certain conditions.

     The PowerChoice Agreement

     The PowerChoice Agreement, which was approved by the PSC on March 20, 1998, establishes a five-year rate plan that will reduce average residential and commercial rates by an aggregate of 3.2% over the first three years. The rate plan will take effect within 30 days of approval by the PSC of the tariffs implementing PowerChoice, but in no case earlier than the MRA closing. The reduction in prices will include certain savings that will result from partial reductions of the GRT. Industrial customers will see average reductions of 25% relative to 1995 price levels; these decreases will include discounts currently offered to some industrial customers through optional and flexible rate programs. The cumulative rate reductions, exclusive of GRT savings, are estimated to be $111.8 million, to be phased in over the first three years of the agreement. During the term of the PowerChoice Agreement, the Company will be permitted to defer certain costs associated primarily with environmental remediation, nuclear decommissioning and related costs, and changes in laws, regulations, rules and orders. The Company must also defer, during the term of the PowerChoice Agreement, the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the actual weighted average interest rate for the Senior Notes portion of the Debt Offering. In years four and five of its rate plan, the Company can request an annual increase in prices subject to a cap of 1% of the all-in price, excluding commodity costs (e.g., transmission, distribution, nuclear, and forecasted CTC). In addition to the price cap, the PowerChoice Agreement provides for the recovery of deferrals established in years one through four and cost variations resulting from indexing provisions of the MRA financial contracts. The aggregate of the price cap increase and recovery of deferrals is subject to an overall limitation of inflation.

     Under the terms of the PowerChoice Agreement, all of the Company's customers will be able to choose their electricity supplier in a competitive market by December 1999. The Company will continue to distribute electricity through its transmission and distribution systems and would be obligated to be the so-called provider of last resort for those customers who do not exercise their right to choose a new electricity supplier.

     The PowerChoice Agreement provides that the MRA and the contracts executed pursuant thereto are found to be prudent. The PowerChoice Agreement further provides that the Company shall have a reasonable opportunity to recover its stranded costs, including those associated with the MRA and the contracts executed thereto, through a CTC and, under certain circumstances, through exit fees or in rates for back-up service.

     The PSC has limited the amount of the MRA Regulatory Asset that can be recovered from customers to approximately $4.0 billion. The MRA Regulatory Asset represents the recoverable costs of the MRA, consisting of the cash compensation paid to the IPP Parties, the issuance of approximately 42.9 million shares of Common Stock, a portion of which is being offered hereby with the remainder being issued directly to the IPP Parties, and other expenses related to the MRA. The ultimate amount of the MRA Regulatory Asset may vary based on certain events related to the closing of the MRA. Because the value of the shares of Common Stock sold in the Equity Offering and that of the shares offered hereby can only be determined at the date of the closing of the MRA and the Equity Offering, respectively, the value of the limitation on the recoverability of the MRA Regulatory Asset is expected to be recorded as a charge to expense in the second quarter of 1998 upon the closing of the MRA and the Equity Offering. The ultimate amount of the charge to expense will be determined as the difference between $8 per share and the Company's closing Common Stock price on the date the MRA closes with respect to the portion of the 42.9 million shares issued directly to the IPP Parties, and the actual offering price with respect to the shares of Common Stock sold in the Equity Offering. Using the Company's closing Common Stock price on March 26, 1998 of $12 7/16 per share, multiplied by approximately 42.9 million shares, the estimated charge to expense would be approximately $190.0 million.

     The PowerChoice Agreement calls for the Company to divest all its fossil and hydro generating facilities and prohibits the Company from owning non-nuclear generating assets within the State of New York except as described below. The Genco Divestiture is intended to be accomplished through an auction, the plan for which was approved by the PSC in an order dated May 6, 1998. Winning bids are expected to be selected in the fall of 1998. The Company will retain a portion of the auction sale proceeds, above specified levels, as an incentive to obtain maximum value in the sale. This incentive would be recovered from sale proceeds. The Company agreed that if it does not receive an acceptable bid for an asset, the Company will form a subsidiary to hold any such asset and then will legally separate this subsidiary from the Company through a spin-off to shareholders or otherwise. If a bid of zero or below is received for an asset, the Company may keep the asset as part of its regulated business. The auction process will serve to quantify any stranded costs associated with the Company's fossil and hydro generating facilities. The Company will have a reasonable opportunity to recover these costs through the CTC and, under certain circumstances, through exit fees or in rates for back-up service. The Company intends to use any cash proceeds from such an auction to repay indebtedness.

     The PowerChoice Agreement contemplates that the Company's nuclear plants will remain part of the Company's regulated business. The Company has been supportive of the creation of a statewide New

York Nuclear Operating Company that it expects would improve the efficiency of nuclear units throughout the state. The PowerChoice Agreement stipulates that absent such a statewide solution, the Company will file a detailed plan for analyzing other proposals regarding its nuclear facilities, including the feasibility of an auction, transfer and/or divestiture of such facilities, within 24 months of approval of the PowerChoice Agreement.

     The PowerChoice Agreement also allows the Company to form a holding company at its election. The Company is seeking approval from its shareholders for the formation of a holding company. The implementation of a holding company structure, if approved by the Company's shareholders, would only occur following various regulatory approvals and is not anticipated to occur prior to the first quarter of 1999.

                               THE SHARE EXCHANGE

EXCHANGE AGREEMENT

     In the Share Exchange: (i) each share of the Company Common Stock outstanding immediately prior to the effective time of the Share Exchange will be exchanged for one new share of Holdings common stock; (ii) Holdings will become the owner of all outstanding Company Common Stock; and (iii) the shares of Holdings common stock held by the Company immediately prior to the Share Exchange will be canceled.

     As a result, upon completion of the Share Exchange, Holdings will become a holding company, the Company will become a subsidiary of Holdings, and all of Holdings common stock outstanding immediately after the Share Exchange will be owned by the former holders of the Company Common Stock outstanding immediately prior to the share exchange. Following the Share Exchange, certain of the Company's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings.

     The Company's outstanding preferred stock will not be exchanged in the Share Exchange but will continue as shares of the Company preferred stock. The Share Exchange will not change the rights of the holders of such shares as currently provided in the Company's Amended Certificate of Incorporation. Debt of the Company will remain unchanged and will continue as outstanding obligations of the Company after the Share Exchange.

CONDITIONS TO EFFECTIVENESS OF THE SHARE EXCHANGE

     The Share Exchange is subject to the satisfaction of the following conditions (in addition to adoption of the Exchange Agreement by the holders of the Company Common Stock): (i) all necessary orders, authorizations, approvals or waivers from the PSC and all other jurisdictive regulatory bodies, boards or agencies have been received, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of the Company, unacceptable conditions; and (ii) shares of Holdings common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange.

     Following satisfaction of these conditions, the Share Exchange will become effective immediately following the close of business on the date of filing with the New York Department of State of a certificate of exchange pursuant to
Section 913(d) of the New York Business Corporation Law. The Company cannot predict when all conditions will be satisfied, but expects that the share exchange will become effective in the first quarter of calendar 1999.

LISTING OF HOLDINGS COMMON STOCK

     Holdings is applying to have its common stock listed on the New York Stock Exchange. It is expected that such listing will become effective at the effective time of the Share Exchange. The stock exchange ticker symbol of Holdings common stock will be "NMK", and quotations will be carried in newspapers as they have been for the Company Common Stock. Following the Share Exchange, the Company Common Stock will no longer trade and will be delisted and no longer registered pursuant to Section 12 of the Securities Exchange Act of 1934.

                              SELLING SHAREHOLDERS

     The table below sets forth the expected beneficial ownership of Common Stock by each Selling Shareholder at June 30, 1998 and following the sale of the shares of Common Stock offered by such Selling Shareholder.


                                         Shares of Common Stock                            Shares of Common Stock to be
                                         Beneficially Owned Before                         Beneficially Owned After Sale
                                         Sale Under this Prospectus                        Under this Prospectus (1) (2)
                                         (1) (2)
                                                                          Shares to
     Name of Selling Shareholder           Number        Percentage         be sold         Number         Percentage
     ---------------------------           ------        ----------         -------         ------         ----------
IPP

American Ref-Fuel Company of
Niagara, L.P
7201 Hamilton Boulevard
Allentown, PA 18195

Onondaga Cogeneration Limited
Partnership
c/o GPU International, Inc.
One Upper Pond Road
Parsippany, NJ 07054

Project Orange Associates, L.P.
c/o GPU International, Inc.
One Upper Pond Road
Parsippany, NJ 07054

Fulton Cogeneration Associates
c/o ANR Venture Fulton Company
Nine Greenway Plaza, 16th Floor
Houston, TX 77046

Cogen Energy Technology L.P.
1902 River Road
Castleton-on-Hudson, NY 12033

Lyonsdale Energy Limited
Partnership
1 Riverchase Parkway South
Birmingham, AL 35244

--------------------

(1) Based on the number of shares of Common Stock to be outstanding on June 30, 1998. Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2) Each individual has the sole power to vote and dispose of the shares of Common Stock.

                                         Shares of Common Stock                            Shares of Common Stock to be
                                         Beneficially Owned Before                         Beneficially Owned After Sale
                                         Sale Under this Prospectus                        Under this Prospectus (1) (2)
                                         (1) (2)
                                                                          Shares to
     Name of Selling Shareholder           Number        Percentage         be sold         Number         Percentage
     ---------------------------           ------        ----------         -------         ------         ----------
Indeck-Ilion Limited Partnership
Indeck Energy Services, Inc.
1130 Lake Cook Road
Buffalo Grove, IL  60089

Indeck-Yerkes Limited Partnership
Indeck Energy Services, Inc.
1130 Lake Cook Road
Buffalo Grove, IL  60089

Indeck-Olean Limited Partnership
Indeck Energy Services, Inc.
1130 Lake Cook Road
Buffalo Grove, IL  60089

Indeck-Oswego Limited Partnership
Indeck Energy Services, Inc.
1130 Lake Cook Road
Buffalo Grove, IL  60089

Black River Limited Partnership
c/o Jones Capital Corporation
J.A. Jones Drive
Charlotte, NC  28287

LG&E Westmoreland Rensselaer
c/o LG&E Power, Inc.
12500 Fair Lake Circle, #350
Fairfax, VA  22033-3804

Salt City Energy Venture, L.P.
56 Industrial Drive
Syracuse, NY  13204

AG-Energy, L.P.
c/o Sithe Energies, Inc.
450 Lexington Avenue, 37th Floor
New York, NY  10017

Seneca Power Partners, L.P.
c/o Sithe Energies, Inc.
450 Lexington Avenue, 37th Floor
New York, NY  10017

Sterling Power Partners, L.P.
c/o Sithe Energies, Inc.
450 Lexington Avenue, 37th Floor
New York, NY  10017

Power City Partners, L.P.
c/o Sithe Energies, Inc.
450 Lexington Avenue, 37th Floor
New York, NY  10017

P&N Partners, L.P.
c/o Sithe Energies, Inc.
450 Lexington Avenue, 37th Floor
New York, NY  10017

                                         Shares of Common Stock                            Shares of Common Stock to be
                                         Beneficially Owned Before                         Beneficially Owned After Sale
                                         Sale Under this Prospectus                        Under this Prospectus (1) (2)
                                         (1) (2)
                                                                          Shares to
     Name of Selling Shareholder           Number        Percentage         be sold         Number         Percentage
     ---------------------------           ------        ----------         -------         ------         ----------
East Syracuse Generating Company,
L.P.
c/o US Generating Co.
7500 Old Georgetown Road
Bethesda, MD  20814-6161

Kamine/Besicorp Carthage L.P.
c/o Kamine Development Corp.
1545 Rt. 206, Suite 300
Bedminster, NJ  07921-2567

Kamine/Besicorp South Glens Falls
L.P.
c/o Kamine Development Corp.
1545 Rt. 206, Suite 300
Bedminster, NJ  07921-2567

Kamine/Besicorp Natural Dam L.P.
c/o Kamine Development Corp.
1545 Rt. 206, Suite 300
Bedminster, NJ  07921-2567

Kamine/Besicorp Syracuse L.P.
c/o Kamine Development Corp.
1545 Rt. 206, Suite 300
Bedminster, NJ  07921-2567

Kamine/Besicorp Beaver Falls L.P.
c/o Kamine Development Corp.
1545 Rt. 206, Suite 300
Bedminster, NJ  07921-2567

United Development Group -
Niagara, L.P.
1401 Main Street, Suite 1115
Columbia, SC  29211


                              PLAN OF DISTRIBUTION

     The shares of Common Stock covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the shares being offered hereby on the New York Stock Exchange, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also sell the Common Stock short and redeliver the shares to close out such short positions. The Selling

Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of Common Stock offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any shares of Common Stock covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In effecting sales, brokers, dealers or agents engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the shares of Common Stock covered by this Prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the shares of Common Stock covered by this Prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of Common Stock covered by this Prospectus in the market and to the activities of the Selling Shareholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the shares of Common Stock covered by this Prospectus. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock covered by this Prospectus against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares of Common Stock covered by this Prospectus is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares of Common Stock covered by this Prospectus being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of shares of Common Stock covered by this Prospectus by the Selling Shareholders is subject to compliance by the Selling Shareholders with certian contractual restrictions with the Company. There can be no assurance that the Selling Shareholders will sell all or any of the shares of Common Stock covered by this Prospectus.

     The Company has agreed to indemnify the Selling Shareholders and any person controlling a Selling Shareholder against certain liabilities, including liabiliteis under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed with certain of the Selling Shareholders to keep the Registration Statement of which this Prospectus constitutes a part effective for up to two years following the effectiveness of the Registration Statement containing this Prospectus.


                             VALIDITY OF THE SHARES

     The validity of the shares offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York, counsel to the Company.


                                     EXPERTS

     The financial statements incorporated in this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where reports and other information concerning the Company may be inspected.

     Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from the Commission at, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

     1.   Annual Report on Form 10-K for the year ended December 31, 1997.

     2. Amendment to Annual Report on Form 10-K/A for the year ended December 31, 1997.

     3.   Second Amendment to Form 10-K/A for the year ended December 31, 1997.

     4.   Quarterly  Report on Form 10-Q for the three  months  ended  March 31,
          1998.

     5. Amendment to Quarterly Report on Form 10-Q/A for the three months ended March 31, 1998.

     6.   Proxy  Statement  dated May 29,  1998 for the  Company's  1998  Annual
          Meeting.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Equity Offering will be deemed to be incorporated by reference in this Prospectus and will be part of this Prospectus from the date of filing of such documents. Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described in this Prospectus (not including exhibits to those documents unless such exhibits are incorporated by reference into the information incorporated into this Prospectus). Requests for copies should be directed to Niagara Mohawk Power Corporation, 300 Erie Boulevard West, Syracuse, New York 13202. Attention: Leon T. Mazur, telephone number: (315) 474-1511.

                                                                      APPENDIX A

                  GLOSSARY OF CERTAIN ELECTRICITY, NATURAL GAS
                              AND ACCOUNTING TERMS



TERM                                          DEFINITION

Avoided Costs          The costs an electric  utility would  otherwise  incur to
                       generate  power if it did not purchase  electricity  from
                       another source.
Cogeneration           The simultaneous production of electric energy and useful
                       thermal  energy for  industrial,  commercial,  heating or
                       cooling purposes.
CTC                    Competitive Transition Charge.
Electric Distribution  The  delivery  of  electric  energy  to  customers  on  a distribution  system.  Electric energy is carried at high
                       voltages along transmission  lines. For consumers needing
                       lower voltages,  it is reduced in voltage at a substation
                       and delivered over primary  distribution  lines extending
                       throughout the area where the electricity is distributed.
                       For users needing lower  voltage,  the voltage is reduced
                       once  again  by a  distribution  transformer  or  a  line
                       transformer.  At this  point it changes  from  primary to
                       secondary distribution voltage.
GRT                    Gross Receipts Tax.
GwH                    Gigawatt-hours: one gigawatt hour equals one billion watt
                       hours.
IPP                    Independent  Power  Producer:  any  person  that  owns or
                       operates,  in whole or in part,  one or more  Independent
                       Power Facilities.
KW                     Kilowatt: one thousand watts.
Kwh                    Kilowatt-hour:  a unit of electrical  energy equal to one
                       kilowatt  of power  supplied  or taken  from an  electric
                       circuit steadily for one hour.
MW                     Megawatt: one million watts.
Mwh                    Megawatt hour: one thousand kilowatt hours.
NYSERDA                New York State Energy Research and Development Authority.
PPA                    Power  Purchase  Agreements:  long-term  contracts  under
                       which a utility is obligated to purchase electricity from
                       an IPP at specified rates.
PSC                    New York State Public Service Commission.
PURPA                  Public  Utility  Regulatory  Policies  Act  of  1978,  as
                       amended. One of five bills signed into law on November 8,
                       1978,   as  the  National   Energy  Act.  It  sets  forth
                       procedures and  requirements  applicable to state utility
                       commissions,  electric  and  natural  gas  utilities  and
                       certain federal  regulatory  agencies.  A major aspect of
                       this  law  is  the  mandatory  purchase  obligation  from
                       qualifying facilities.
SFAS No. 71            Statement  of  Financial   Accounting  Standards  No.  71
                       "Accounting   for  the   Effects  of  Certain   Types  of
                       Regulation".
Six-Cent Law           Section  66-c of the New York State  Public  Service Law,
                       governing minimum prices to be paid under certain PPAs.
Transmission           The act or process  of  transporting  electric  energy in
                       bulk from a source or sources of supply to other principal parts of the system or to other utility systems. Also a functional classification relating to that portion of utility plant used for the purpose of transmitting electric energy in bulk to other principal parts of the system or to other utility systems, or to expenses relating to the operation and maintenance of transmission plant.
Unit 1                 Nine  Mile  Point  Nuclear  Station  Unit No. 1, a 613 MW
                       nuclear generating facility 100% owned by Niagara Mohawk and in operation since 1969.
Unit 2                 Nine Mile  Point  Nuclear  Station  Unit No. 2, a 1144 MW
                       nuclear generating facility 41% owned by Niagara Mohawk and in operation since 1988.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of the estimated expenses, other than underwriting discounts and commissions, to be incurred in connection with the distribution of the securities registered under this registration statement. Except as indicated, all costs and expenses will be paid by the Company.


                                                                      Amount
                                                                    to be paid
                                                                    ----------

     SEC registration fee.........................................   $ 81,633
     Legal fees and expenses......................................     20,000
     Accounting fees and expenses.................................     15,000
     Miscellaneous................................................     20,000
                                                                    ----------
           Total..................................................   $136,633
                                                                    ==========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 721 through 726 of the Business Corporation Law of the State of New York (the "BCL") provide for indemnification of the Company's officers and directors under certain conditions and subject to specific limitations. The BCL permits New York corporations to supplement the statutory indemnification with additional "non-statutory" indemnification for directors and officers meeting a specified standard of conduct and to advance to officers and directors litigation expenses under certain circumstances. As permitted by the BCL,
Article VI of the Company's By-Laws provides for indemnification of, and advancement of litigation expenses incurred by, directors and officers of the Company.

     The Company has also obtained insurance providing for indemnification of directors and officers against certain expenses and liabilities. In addition, pursuant to a 1986 amendment to the BCL, the Company has entered into agreements with certain of the officers and directors of the Company providing for indemnification for the liability of officers and directors not covered by the policy mentioned above. Such additional indemnification does not cover acts committed in bad faith or acts which were the result of active and deliberate dishonesty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Furthermore, Article XIIA of the Certificate of Incorporation of the Company limits, with certain exceptions, the personal liability of a director of the Company to the Company or its shareholders for damages for any breach of duty in such capacity to the fullest extent permitted by the BCL.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Index to Exhibits


5         Opinion of Sullivan & Cromwell.*

23(a)     Consent of PriceWaterhouse LLP.

23(b)     Consent of Sullivan & Cromwell (included within Exhibit 5 hereto).

24        Power of attorney (included on page II-4).

-----------

*    To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) "The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 19(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the
     Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, State of New York, on the 29th day of May, 1998.

                                  NIAGARA MOHAWK POWER CORPORATION
                                  By:

                                        /s/ Steven W. Tasker
                                      -----------------------------------------
                                      Name:    Steven W. Tasker
                                      Title:   Vice President-Controller and
                                               Principal Accounting Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that such person whose signature appears below constitutes and appoints William F. Edwards and Arthur W. Roos and each of them severally, his true and lawful attorneys-in-fact with power of substitution and resubstitution to sign in his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933 (the "Securities Act"), and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with the registration under the Securities Act of the Common Stock of the Registrant, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his name in his respective capacity as a member of the Board of Directors or officer of the Registrant, this Registration Statement and/or such other form or forms as may be appropriate to be filed with the Commission as any of them may deem appropriate in respect of the Common Stock of the Registrant to any and all amendments thereto (including post-effective amendments) to this Registration Statement, to any related Rule 462(b) Registration Statement and to any documents filed as part of or in connection with this Registration Statement and any and all amendments thereto, including post-effective amendments.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on May 29, 1998:


        SIGNATURE                      TITLE                            DATE
        ---------                      -----                            ----

/s/ William F. Allyn
---------------------------   Director                              May 29, 1998
     William F. Allyn

/s/ Albert J. Budney, Jr.
---------------------------   Director, President and Chief         May 29, 1998
  Albert J. Budney, Jr.       Operating Officer

/s/ Lawrence Burkhardt, III
---------------------------   Director                              May 29, 1998
 Lawrence Burkhardt, III

/s/ Douglas M. Costle
---------------------------   Director                              May 29, 1998
   Douglas M. Costle

/s/ William E. Davis
---------------------------   Chairman of the Board of Directors    May 29, 1998
    William E. Davis          and Chief Executive Office

/s/ William J. Donlon
---------------------------   Director                              May 29, 1998
   William J. Donlon

        SIGNATURE                      TITLE                            DATE
        ---------                      -----                            ----

/s/ Anthony H. Gioia
---------------------------   Director                              May 29, 1998
    Anthony H. Gioia

/s/ Bonnie Guiton Hill
---------------------------   Director                              May 29, 1998
    Bonnie Guiton Hill

/s/ Henry A. Panasci, Jr.
---------------------------   Director                              May 29, 1998
   Henry A. Panasci, Jr.

/s/ Patti McGill Peterson
---------------------------   Director                              May 29, 1998
   Patti McGill Peterson

/s/ Donald B. Riefler
---------------------------   Director                              May 29, 1998
     Donald B. Riefler

/s/ Stephen  B. Schwartz
---------------------------   Director                              May 29, 1998
   Stephen  B. Schwartz

/s/ William F. Edwards
---------------------------   Senior Vice President and Chief       May 29, 1998
    William F. Edwards        Financial Officer

/s/ Steven W. Tasker
---------------------------   Vice President-Controller and         May 29, 1998
     Steven W. Tasker         Principal Accounting Officer

/s/ Edmund M. Davis, Esq.
---------------------------   Director                              May 29, 1998
   Edmund M. Davis, Esq.